April 21, 2008

Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 4561
Washington, DC 20549
Attention: Ms. Linda Cvrkel, Branch Chief

Re:	Miller Industries, Inc.
Form 10-K for the year ended December 31, 2007
Filed on March 13, 2008
SEC File No. 001-14124

Ladies and Gentlemen:

On behalf of Miller Industries, Inc. (the “Company”), this letter sets forth the Company’s responses to comments received from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission set forth in your letter of April 8, 2008.  The numbers of each of the responses and headings set forth below correspond to the numbered comments and headings in the letter from the Staff.  Please note that this letter is being filed via EDGAR and concurrently faxed to the Staff.  Unless the context requires otherwise, references to “we”, “our”, “us”, “Miller Industries” or “the Company” in the responses below refer to Miller Industries, Inc.

Front Cover

1.	Please note that the Commission File Number for your Form 10-K is 001-14124. Please revise future filings accordingly.

Response

The Company confirms that its future filings will reference, as applicable, the correct Commission File Number of 001-14124.

Management’s Discussion & Analysis of Financial Condition and Results of Operations, page 16
Liquidity and Capital Resources, page 20
Interest Rate Sensitivity, page 22
Quantitative and Qualitative Disclosures About Market Risk, page 23

2.
Your current disclosures regarding your exposure to interest rate risk do not comply with the requirements of Item 305 of Regulation S-K.  To the extent material, please revise your disclosure in future filings regarding your exposure to interest rate risk to provide these disclosures in one of the formats outlined in Item 305(a) of Regulation S-K.

Response

The Company confirms that, in future filings, it will revise its disclosures regarding its exposure to interest rate risk, to the extent material, to provide the disclosures in one of the formats outlined in Item 305(a) of Regulation S-K.

Securities and Exchange Commission
April 21, 2008

Notes to the Consolidated Financial Statements, page F-7

3.
Please revise your notes in future filings to disclose the fact that the payment of dividends is restricted by the terms of your senior credit facility in accordance with Rule 4-08(e) of Regulation S-X.

Response

The Company confirms that, in future filings, it will revise the applicable notes to its consolidated financial statements to disclose the fact that the payment of dividends is restricted by the terms of the Company’s senior credit facility in accordance with Rule 4-08(e) of Regulation S-X.

Note 6.  Commitments and Contingencies, page F-14

4.
We note from your disclosures at the top of page F-15 that the company has entered into arrangements with third party lenders where you have agreed, in the event of a default by the customer, to repurchase from the third-party lender company products repossessed from the customer.  Please tell us how you have considered the provisions outlined in FIN 45 in accounting for such arrangements with third party lenders as the contracts appear to possess characteristics described in paragraph 3b of FIN 45 and why you believe your account treatment is appropriate.  Please provide us with the accounting guidance which supports your conclusions.  We may have further comment upon receipt of your response.

Response

The arrangements with third party lenders described in Note 6 to the Company’s consolidated financial statements refer to floor plan financing agreements (“Agreements”) with some characteristics similar to the arrangements described in paragraph 3b of FIN 45.  Under the Agreements, a third party lender (“Lender”) may provide floor plan financing to distributors of the Company’s products (“Distributors”), and in addition to setting forth the Company’s and the Lender’s responsibilities under the particular floor plan financing program, the Agreements include an obligation on the part of the Company to repurchase products in the event of a Distributor’s default in its financial obligations to the applicable Lender, provided specific conditions (as described below) are met.

In connection with the preparation of its financial statements, the Company considered the provisions of FIN 45 with respect to accounting for any liability to be recognized in connection with these arrangements.  FIN 45 requires, among other things, the recognition by a guarantor in its statement of financial position a liability for the fair value of a guarantee at the inception of that guarantee.  The Company considered the fair value at inception of the liability of the Company under these arrangements, and determined that the amount of any such liability associated with these potential repurchase obligations is not material.

In making its determination that the amount of any such liability is not material, the Company considered the following factors:

1.
The Company’s potential repurchase obligation relates only to new and unused Lender-financed equipment in a Distributor’s inventory, and is triggered upon the occurrence of the following actions:  Distributor’s financial default; Lender’s repossession of the equipment; and Lender’s demand to the Company that the new and unused equipment be repurchased.

Securities and Exchange Commission
April 21, 2008

2.
The Distributor must pass a thorough credit review to obtain a floor plan credit line with a Lender.  Once the line is in place, the Lender performs regular on-site inspections of the inventory under the floor plan, and continues to monitor the Distributor’s credit situation and performance.  The Company works closely with each Lender to ensure compliance with floor plan terms and to identify in advance and mitigate any potential for loss.

3.
By the terms of the Agreements, the Company’s repurchase price would generally be at the Distributor’s wholesale cost, which is substantially less than the inventory’s retail value.  All inventory that has been previously repurchased by the Company was sold by the Company at a price equal to or greater than the repurchase price, resulting in no loss to the Company.

4.
Since 1994, when the first floor plan program was instituted, the Company has not incurred a loss under the repurchase obligations or any other provisions of the arrangements.  Since inception, there have been no more than five actual repurchases (with the last occurring in 2002), the amounts of which were not material, and none of which resulted in a loss to the Company.

Additionally, in response to the Staff’s request, the Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s review of the Company’s filings, and we look forward to working constructively and expeditiously with the Staff to resolve any remaining questions or comments the Staff may have.  Please call the undersigned at (423) 238-4171, or David A. Stockton of Kilpatrick Stockton LLP, the Company’s counsel for SEC reporting matters, at (404) 815-6444, with any questions or comments you may have regarding the responses set forth herein.

Sincerely,

MILLER INDUSTRIES, INC.

By:	/s/ J. Vincent Mish
J. Vincent Mish
Executive Vice President, Treasurer and Chief Financial Officer

cc:           David A. Stockton, Kilpatrick Stockton LLP